# THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF HUMPHRY SLOCOMBE GROUP, LLC

Dated as of July 27, 2017

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

# TABLE OF CONTENTS

**THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF HUMPHRY SLOCOMBE GROUP, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY**

**THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF HUMPHRY SLOCOMBE GROUP, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY** ("Agreement") is entered into as of July 27, 2017 ("Effective Date"), by and among Salt Partners HS, LLC, a California limited liability company, the Founding Members (as defined below), Yu Jeane Osumi ("Osumi"), and the investors listed on the signature pages hereto (the "Investors", and together with the Founding Members, Osumi and any other members admitted to the Company hereunder, the "Members").

## RECITALS

**WHEREAS,** Humphry Slocombe Group, Inc. was initially formed as a California C-corporation on October 28, 2013 by the filing of its Articles of Incorporation with the California Secretary of State. Humphry Slocombe Group, Inc. converted to Humphry Slocombe Group, LLC, a California limited liability company (the "Company") on January 21, 2014 to exist and operate pursuant to the Revised Uniform Limited Liability Company Act of the State of California codified in the California Corporations Code, Section 17701.01 *et. seq.* (referred to herein as the "Act"), as the same may be amended from time to time, and the Operating Agreement of the Company dated as of January 31, 2014 (the "Original Agreement");

**WHEREAS**, the Manager is Salt Partners HS, LLC, (the "Manager");

**WHEREAS**, the Company was formed by for the purpose of (i) developing, operating and expanding wholesale volume and retail ice cream sale locations of Humphry Slocombe Ice Cream; and (ii) such other purposes as set forth in this Agreement (the "Company Business");

**WHEREAS**, in connection with the Company's hiring of Osumi and, in consideration therefor, the granting to Osumi of certain interests in the Company, the Company amended and restated the Original Agreement on August 10, 2015 (the "Amended Agreement");

**WHEREAS**, in connection with the Company's raising convertible debt financing from new investors, the Company amended and restated the Amended Agreement (the "Second Amended Agreement");

**WHEREAS**, the Members believe it to be in the best interests of the Company to raise additional funds through preferred equity financing from new investors (the "Equity Financing");

**WHEREAS**, the Members desire to continue the Company as a limited liability company under the Act and to amend and restate the Amended Agreement to make certain provisions for the Equity Financing on the terms and conditions set forth therein.

**NOW, THEREFORE**, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Members hereby amend and restate the Second Amended Agreement in its entirety as follows:

## ARTICLE 1
## GENERAL TERMS

**1.1** **Limited Liability Company and No State-Law Partnership.** The Members hereby enter into this Agreement regarding the operation and governance of the Company under the laws of the State of California for the purposes, and subject to the other provisions, set forth herein. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member for any purposes other than federal and state income tax purposes, and this Agreement may not be construed to suggest otherwise.

**1.2** **Name of Company.** The name of the Company is **Humphry Slocombe Group, LLC** and all of the Company Business shall be conducted in such name or such other name as may be approved by the Manager from time to time.

**1.3** **Purposes.** The purposes of the Company are to: (a) develop and expand the Company; (b) manage, in an advisory capacity, the Company Business at the Harrison Street and Ferry Building locations and such other Company Business which is approved by the required vote of the Members; and (c) do all things necessary or appropriate to further such purposes.

**1.4** **Principal Place of Business.** The Company's principal place of business shall be 885 South Van Ness Avenue, San Francisco, CA 94110, or such other place as may be determined by the Manager from time to time.

**1.5** **Term of Company.** The term of the Company commenced on October 23, 2013 and shall continue until terminated as provided herein or as provided by law in accordance with the Act.

**1.6** **Filing of Statement of Conversion (Form LLC-1A).** The Board of Directors of Humphry Slocombe Group, Inc. caused the conversion of the Company from a corporation to a limited liability company on January 21, 2014.

**1.7** **Limited Liability Company.** The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal and, to the extent possible, state income taxes. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

**1.8** **Filings.** The Manager shall cause to be executed, filed and published all such other certificates, notices, statements or other instruments, and amendments thereto under the laws of the State of California and other applicable states or jurisdictions as the Manager may deem necessary or advisable for the operation of the Company.

**1.9** **Company Property.** All Property of the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member shall individually have any ownership interest in such Property. Title to any such Property of the Company shall be held solely in the name of the Company.

39752297v.2

**1.10    Definitions.** Except as otherwise provided herein, the capitalized terms defined in this **Section 1.10** shall have the meanings specified below. For purposes of this Agreement, the singular shall include the plural and the neuter shall include the feminine and masculine gender, and vice versa. "Includes" or "including" means "including, without limitation." Any capitalized term not defined in this Section 1.10 shall have the meaning given them in the applicable provision of this Agreement.

*"Act"* has the meaning set forth in the Recitals.

*"Additional Class A Units"* shall mean all Class A Units issued (or deemed to be issued) by the Company, other than Excluded Issuances.

*"Adjusted Capital Account Balance"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Adjusted Taxable Profit and Adjusted Taxable Loss"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Affected Member"* has the meaning given in Section 7.2.

*"Affiliate"* means any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, or any member of such Person's immediate family. For purposes of this definition, "controls, is controlled by or is under common control with" means the ability, directly or indirectly, to direct the management and policies of the respective Person whether through the ownership of voting securities or interests, through a contract that provides for the delegation of that Person's managerial rights and duties, or otherwise.

*"Agreement"* means this Third Amended and Restated Operating Agreement of Humphry Slocombe Group, LLC, as amended from time to time.

*"Article"* means an article of this Agreement, unless the context requires otherwise.

*"Articles of Organization"* is defined in Corporations Code Section 17701.02 as applied to this Company, and any and all amendments thereto and restatement thereof as properly adopted and filed with the California Secretary of State.

*"Assignment"* or *"Assign"* means, in the context of a transfer of a Member's Interest, a mere assignment (other than as security) of an Economic Interest held by the transferring Member, as opposed to a transfer with the intent to substitute the transferee as a Member.

*"Bankruptcy"* means any event with respect to the Company or a Member, as the case may be, pursuant to which such Person becomes subject to any bankruptcy, insolvency, reorganization or similar proceeding, or admits in writing its inability to pay its debts as they mature; or makes an assignment for the benefit of creditors.

*"Bona Fide Offer"* has the meaning set forth in Section 7.1(d).

*"Book Item"* has the meaning set forth in Section 5(a) of **Exhibit B**.

39752297v.2

*"Business Premises"* means the real property or properties upon which the Company Business will be or is located or operates from.

*"Buyer"* has the meaning set forth in Section 7.8(a).

*"Capital Account"* has the meaning set forth in Section 2 of **Exhibit B**.

*"Capital Contribution"* means, with respect to any Member, the amount of money and the gross fair market value of any property (other than money) contributed to the Company by such Member.

*"Capital Event"* means any sale or other disposition of Company assets (other than in the ordinary course of business) and any refinancing of assets of the Company.

*"Class A Member"* means any Person admitted as a Class A Member and who holds one or more Class A Units, and/or any Person who has been admitted to the Company as a successor to the interest of any such party or as a replacement Class A Member, as provided herein.

*"Class A Units"* means Units issued to Class A Members.

*"Class A Permitted Transfer"* means a Transfer by a Class A Member of all of such Class A Member's Interest: (i) solely for estate planning purposes to a living or testamentary trust for the sole benefit of such Class A Member (or joint benefit if the trust is for the benefit of such Class A Member and such Class A Member's spouse), or (ii) to an Affiliate of such Class A Member.

*"Class B Member"* means any Person admitted as a Class B Member hereunder and who holds one or more Class B Units, and/or any Person who has been admitted to the Company as a successor to the interest of any such party or as a replacement Class B Member, as provided herein.

*"Class B Units"* means Units issued to Class B Members.

*"Class B Permitted Transfer"* means a Transfer by a Class B Member of all of such Class B Member's Interest solely for estate planning purposes to a living or testamentary trust for the sole benefit of such Class B Member (or joint benefit if the trust is for the benefit of such Class B Member and such Class B Member's spouse); provided that all duties and responsibilities of such Class B Member to the Company, whether pursuant to this Agreement or any separate Services Agreement, or any Company Award Agreement (including that certain Option and Restricted Unit Award Agreement between the Company and Osumi dated August 10, 2015 (the "Osumi Award Agreement")), shall notwithstanding such Transfer, be performed by and be the obligation of such transferring Class B Member; and, such transferring Class B Member's Interest shall continue to be subject to the Option to purchase the vested portion of such Class B Member's Interest as provided in Section 7.2, or as otherwise provided in such Services Agreement, upon the occurrence of any of the events set forth in such Services Agreement.

*"Code"* or *"IRC"* means the United States Internal Revenue Code of 1986, as amended from time to time.

*"Company"* means Humphry Slocombe Group, LLC, a California limited liability company.

*"Company Business"* or *"Company Businesses"* means the development, manufacture, package, sale, and distribution of ice cream, sorbet, sherbet, cakes, pies, cookies, and other desserts to retail and wholesale customers, and any other lawful business, purpose or activity permitted by the Act and approved by the Members.

*"Company Minimum Gain"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Convertible Promissory Notes"* shall mean those certain promissory notes issued by the Company from time to time which are convertible into Series Seed Preferred Units, Class A Units, or other equity securities of the Company, as applicable.

*"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Class A Units, but excluding Options.*

*"CPA"* or *"Accountant"* means the firm of certified public accountants selected by the Manager in its sole discretion to serve as the accountant for the Company.

*"Depreciation"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Disability"* or *"Disabled"* means with respect to any Person, the substantial inability or other failure to perform services contemplated by this Agreement or any other agreement between such Person or any Affiliate of such Person and the Company for a period of six (6) consecutive months by reason of physical or mental illness or incapacity, whether voluntary or involuntary, and whether arising out of sickness, accident or otherwise.

*"Distributable Cash from Capital Events"* means the net cash proceeds from Capital Events, net of costs and expenses of any such event, less amounts used to establish reserves for all Company expenses (including the Members' reimbursable expenses and fees, each as provided in **Section 6.3** and payments of interest and repayments of principal on all indebtedness of the Company, including any indebtedness to a Member or Affiliate of a Member entered into pursuant to, or authorized by, this Agreement).

*"Distributable Cash from Operations"* means, with respect to any fiscal period, all Capital Contributions to the Company, all loan proceeds received by the Company except proceeds from a Capital Event, all gross receipts from operations of the Company other than proceeds from a Capital Event, less the sum of **(a)** operating expenses of the Company attributable to such period, including the Members' reimbursable expenses and fees; **(b)** payments of interest and repayments of principal on all indebtedness of the Company attributable to such period, including any indebtedness to a Member or Affiliate of a Member entered into pursuant to, or authorized by, this Agreement; **(c)** costs and expenses of any sale, disposition or refinancing of Company property not constituting a Capital Event; **(d)** capital expenditures made or to be made out of such receipts as determined by the Manager in its sole discretion; and **(e)** reasonable reserves, as determined by the Manager, for working capital, contingencies and replacements.

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*"Economic Interest"* means a Person's right to share in the income, gains, losses, deduction, credit or similar items of, and to receive Distributions from the Company, but does not include any other rights of a Member, including, the right to vote or to participate in management.

*"Effective Date"* has the meaning set forth in the introductory paragraphs hereof.

*"Executive Committee"* has the meaning set forth in Section 6.1(b).

*"Excluded Issuance"* means any security granted, issued and/or sold by the Company (i) to any service provider of the Company in such capacity for the primary purpose of soliciting or retaining their services; (ii) upon conversion or exercise of any currently outstanding convertible or exercisable security (or any Convertible Note) or the conversion of any Series Seed Preferred Units (if any) into Class A Units; (iii) units or other securities issued to strategic partners in connection with a commercial relationship or providing equipment leases, loans, credit lines, guaranties, etc., to the Company; (iv) units or securities issued in connection with a Liquidating Transaction; (v) units or other securities issued in connection with a unit split or dividend or recapitalization; or (vi) securities issued in connection with a public offering.

*"Fair Market Value"* has the meaning set forth in Section 7.7.

*"Fiscal Year"* has the meaning set forth in Section 5.1.

*"Founding Member"* means Salt Partners HS, LLC, a California limited liability company, Jake Godby, Sean Vahey and Linda Godby, and/or any Person who, at the time of the reference thereto, has been admitted to the Company as a successor to the duties or Interest, as the case may be, of any such party or as a replacement or additional Member, as provided herein, so long as such Person has not ceased to be a Member hereunder.

*"Founding Member Initial Capital Contribution"* has the meaning set forth in Section 2.2(a).

*"Founding Member Permitted Transfer"* means a Transfer by the Founding Member of all of the Founding Member's Interest to (i) any Person, provided that immediately following such transfer, individually or collectively, the Founding Member owns, directly or indirectly, more than fifty percent (50%) of such transferred Interest; or (ii) an immediate family member, spouse or heir.

*"GAAP"* means United States generally accepted accounting principles, consistently applied.

*"Gross Asset Value"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Gross Sales"* means all revenues realized in connection with the operations of the Company Business determined by the CPA in accordance with GAAP. The foregoing notwithstanding, Gross Sales shall not include revenue realized in connection with a Capital Event.

*"Indemnitee"* has the meaning given in Section 6.4.

39752297v.2

*"Interest"* or *"Membership Interest"* means, with respect to any Member, such Member's entire undivided economic interest in the Company, including, except as otherwise set forth herein, each item of income, gain, loss, credit and distributions of the Company.

*"JAMS"* has the meaning set forth in Section 9.10.

*"Liquidating Transaction"* shall mean (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the units or equity securities of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding units or equity securities of the Company (or the surviving or acquiring entity), or (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Liquidating Transaction if its sole purpose is to change the state of the Company's domicile or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of Units in a bona fide financing transaction shall not be deemed a "Liquidating Transaction."

*"Liquidator"* has the meaning set forth in Section 8.3(b).

*"Majority in Interest"* of a group of Members means Members or such group of Members whose combined Units represent more than fifty percent (50%) of the sum of the Units of all Members in such group of Members. For purposes of any vote by a Majority in Interest, the Series Seed Preferred Members will vote their Series Seed Preferred Units on an as-converted basis.

*"Manager"* or *"Managers"* shall mean an individual or individuals if more than one (1) serving as a Manager or Managers of the Company within the meaning of the Act. Salt Partners HS, LLC shall serve as the initial Manager of the Company.

*"Member"* means the Founding Members, any Series Seed Preferred Member, any Class A Member, and any Class B Member.

*"Member Nonrecourse Debt"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Member Nonrecourse Debt Minimum Gain"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Member Nonrecourse Deductions"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Nonrecourse Deductions"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Nonrecourse Liability"* has the meaning set forth in Section 1 of **Exhibit B**.

39752297v.2

*"Offer Period"* has the meaning given in Section 7.4(b).

*"Offered Interests"* has the meaning given in Section 7.4(b).

*"Offered Membership Interests"* has the meaning set forth in Section 7.8(a).

*"Operating Agreement"* has the meaning set forth in the Recitals.

*"Option"* shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Class A Units or Convertible Securities.

*"Option Notice"* has the meaning set forth in Section 7.8(a).

*"Option Period"* has the meaning given in Section 7.2.

*"Option Price"* has the meaning given in Section 7.2(d).

*"Participating Percentage Interest"* shall mean, with respect to each Member, a fraction, the numerator of which is the number of Class A Units and Class B Units held by such Member, and the denominator of which is the total number of Class A Units and Class B Units then Issued by the Company.

*"Person"* means an individual, partnership, limited liability company, trust, estate, association, corporation or other entity, whether domestic or foreign.

*"Purchase Option"* has the meaning given in Section 7.2.

*"Property"* means any real or personal property, whether tangible or intangible, including money and any legal or equitable in such property.

*"Regulatory Allocations"* has the meaning set forth in Section 1 of **Exhibit B**.

*"Remaining Members"* has the meaning set forth in Section 7.8(a).

*"Reply Period"* has the meaning set forth in Section 7.8(a).

*"Sale"* has the meaning set forth in Section 7.8(a).

*"Sale Request"* has the meaning set forth in Section 7.9.

*"Section"* means a section of this Agreement, unless the context requires otherwise.

*"Selling Members"* has the meaning set forth in Section 7.8(a).

*"Series Seed Preferred Adjusted Issue Price"* means (i) the Series Seed Preferred Original Issue Price, divided by (ii) the Series Seed Preferred Conversion Rate.

"*Series Seed Preferred Conversion Rate*" means the number of Class A Units issuable upon the conversion of each Series Seed Preferred Unit, which shall initially be 1 for 1, and as may be adjusted from time to time in accordance with this Agreement.

"*Series Seed Preferred Initial Unreturned Capital*" shall equal, with respect to each Series Seed Preferred Member, the Series Seed Preferred Original Issue Price multiplied by the number of Series Seed Preferred Units issued to such Member.

"*Series Seed Preferred Member*" means any Person admitted as a Series Seed Preferred Member hereunder and who holds one or more Series Seed Preferred Units, and/or any Person who has been admitted to the Company as a successor to the interest of any such party or as a replacement Series Seed Preferred Member, as provided herein.

"*Series Seed Preferred Original Issue Price*" shall mean the Conversion Price as defined in the Convertible Promissory Notes.

"*Series Seed Preferred Permitted Transfer*" means a Transfer by a Series Seed Preferred Member of all of such Series Seed Preferred Member's Interest: (i) solely for estate planning purposes to a living or testamentary trust for the sole benefit of such Series Seed Preferred Member (or joint benefit if the trust is for the benefit of such Series Seed Preferred Member and such Series Seed Preferred Member's spouse), or (ii) to an Affiliate of such Series Seed Preferred Member.

"*Series Seed Preferred Units*" means Units issued to Series Seed Preferred Members.

"*Service Provider*" means any Person providing services to the Company as employee or independent contractor.

"*Services Agreement*" has the meaning set forth in Section 6.3(a)(ii)(A).

"*Tax Matters Partner*" has the meaning given in Section 5.5(c).

"*Transfer*" means, in respect of any Units, property or other assets, any sale, assignment, hypothecation, lien, encumbrance, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest thereto, whether voluntarily or by operation of Law, or any agreement or commitment to do any of the foregoing.

"*Treasury Regulations*" has the meaning set forth in Section 1 of **Exhibit B**.

"*Unit*" or "*Units*" means a unit representing a fractional proportional part of the Interests for each Member and shall include all types and classes of Units, including the Series Seed Preferred Units, the Class A Units and the Class B Units; provided, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"*Unreturned Capital*" shall mean, with respect to each Member, the positive excess, if any, of (x) the sum of aggregate Capital Contributions made by such Member over (y) the sum of all distributions previously made with respect to such Member; provided that, for the avoidance of

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doubt, the initial Unreturned Capital of each Series Seed Preferred Member shall mean such Member's Series Seed Preferred Initial Unreturned Capital.

## ARTICLE 2
## CAPITALIZATION

**2.1** **Capital Accounts.** For each Member, the Company shall establish and maintain a separate Capital Account as more fully described in **Exhibit B**.

**2.2** **Units Generally; Authorization and Issuance of Units.** The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them, and shall update this schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with the terms of this Agreement. The Units held by each Member as of the Effective Date are set forth in **Exhibit A**, which shall be amended from time to time to reflect any changes in the number of and/or class of Units of such Member. The Company is hereby authorized to issue Series Seed Preferred Units, Class A Units, and Class B Units.

**2.3** **Initial Capital Contributions.** Each Member has contributed to the Company the amount of cash and/or other assets of equivalent value, and has received in exchange therefor the number of Units set forth opposite such Member's name on **Exhibit A**.

**2.4** **Series Seed Preferred Units.**

**(a)** **Right to Convert.** The holders of the Series Seed Preferred Units shall have conversion rights (the "Conversion Rights") as further set forth in this Section 2.4.

**(b)** **Conversion Ratio.** Subject to the provisions of this Section 2.4, at any time and from time to time on or after the Effective Date, any holder of Series Seed Preferred Units shall have the right by written election to the Company to convert all or any portion of the outstanding Series Seed Preferred Units (including any fraction of a Series Seed Preferred Unit) held by such holder into an aggregate number of Class A Units as is determined by multiplying the number of Series Seed Preferred Units to be converted by the Series Seed Preferred Conversion Rate.

**(c)** **Fractional Units.** No fractional Class A Units shall be issued upon conversion of Series Seed Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Fair Market Value of a Class A Unit. Whether or not fractional Units would be issuable upon such conversion shall be determined on the basis of the total number of Series Seed Preferred Units the holder is then converting into Class A Units and the aggregate number of Class A Units issuable upon such conversion.

**(d)** **Notice of Conversion.** In order for a holder of Series Seed Preferred Units to convert such holder's Series Seed Preferred Units into Class A Units, such holder shall submit written notice to the Company at the principal office of the Company stating that such holder elects

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to convert all or any number of such holder's Series Seed Preferred Units and, if applicable, any event on which such conversion is contingent. Such notice shall state (a) such holder's name or the names of the nominees in which such holder wishes the Class A Units to be issued, (b) the number of Series Seed Preferred Units that such holder desires to convert and (c) the time of conversion (the "Conversion Time"), and the Class A Units issuable thereupon shall be deemed to be outstanding of record as of such time without further action on the part of the holder or the Company.

(e)     **Effect of Conversion**. Any Series Seed Preferred Unit which has been converted as herein provided shall be deemed not to be outstanding and all rights with respect to such Series Seed Preferred Units, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Class A Units in exchange therefor and to receive payment of any distributions declared but unpaid thereon. Any Series Seed Preferred Unit so converted shall be retired and cancelled and shall not be reissued as Units of such series.

(f)     **No Further Adjustment**. Upon any such conversion of Series Seed Preferred Units, no adjustment to the Series Seed Preferred Conversion Rate shall be made for any declared but unpaid distributions on the Series Seed Preferred Units converted or on the Class A Units delivered upon conversion thereof.

(g)     **Taxes**. The Company shall pay any and all issue, documentary and transfer taxes that may be payable in respect of any issuance or delivery of Class A Units upon conversion of Series Seed Preferred Units pursuant to this Section 2.4. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Class A Units in a name other than that in which the Series Seed Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, either that such tax has been paid or that none is payable.

(h)     **Distributions, Combinations, Subdivisions and Reclassifications by the Company**. If the Company (i) makes a distribution on its Class A Units in Class A Units, (ii) subdivides or splits its outstanding Class A Units into a greater number of Class A Units, (iii) combines or reclassifies its Class A Units into a smaller number of Class A Units or (iv) issues by reclassification of its Class A Units any Units (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving Person), then the Series Seed Preferred Conversion Rate in effect at the time of the record date for such distribution or the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted so that the conversion of the Series Seed Preferred Units after such time shall entitle each holder of Series Seed Preferred Units to receive the aggregate number of Class A Units (or any Units into which such Class A Units would have been combined, consolidated, merged or reclassified pursuant to clauses (iii) and (iv) above) that such holder of Series A Preferred Units would have been entitled to receive if the Series Seed Preferred Units had been converted into Class A Units immediately prior to such record date or effective date, as the case may be, and in the case of a merger, consolidation or business combination in which the Company is the surviving Person, the Company shall provide effective provisions to ensure that the

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provisions in this Section 2.4(h) relating to the Series Seed Preferred Units shall not be abridged or amended and that the Series Seed Preferred Units shall thereafter retain the same powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereon, that the Series Seed Preferred Units had immediately prior to such transaction or event. An adjustment made pursuant to this Section 2.4(h) shall become effective immediately after the relevant record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Company is the surviving Person) or split. Such adjustment shall be made successively whenever any event described above shall occur.

    **(i)**      **Deemed Issue of Additional Class A Units.**

         A.      If the Company at any time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Class A Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Class A Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

         B.      If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Preferred Conversion Price, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of Class A Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Preferred Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Preferred Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (B) shall have the effect of increasing any Series Seed Conversion Price to an amount which exceeds the lower of (i) the applicable Series Seed Preferred Conversion Price on the original adjustment date, or (ii) the Series

12

Seed Preferred Conversion Price that would have resulted from any issuances of Additional Class A Units between the original adjustment date and such readjustment date.

C.  If the terms of any Option or Convertible Security, the issuance of which did not result in an adjustment to any Series Seed Preferred Conversion Price, are revised (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of Class A Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Class A Units subject thereto (determined in the manner provided in Section 2.4(i)(A) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective. If the change in such Option or Convertible Security causes an adjustment to the Series Seed Preferred Conversion Price then in effect pursuant to this provision and such Option or Convertible Security is then further changed as a result of the adjustments made pursuant to this provision, no further adjustment shall be made hereunder as a result of the further automatic change in such Option or Convertible Security.

D.  Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a Series Seed Preferred Conversion Price pursuant to the terms of Section 2.4(j) below, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security never been issued.

(j)  **Adjustment of Conversion Rate Upon Issuance of Additional Class A Units**. In the event the Company shall issue Additional Class A Units in any transaction, other than an Excluded Issuance, and without consideration or for a consideration per Unit less than the Series Seed Preferred Adjusted Issue Price in effect immediately prior to such issuance, then the Series Seed Preferred Conversion Rate shall be reduced, concurrently with such issuance, to a rate (calculated to the nearest one-hundredth) determined in accordance with the following formula:

A.  $CP2 = CP1 * [(A + B) \div (A + C)]$.

13

B. For purposes of the foregoing formula, the following definitions shall apply:

(a) CP2 shall mean the Series Seed Preferred Conversion Rate, in effect immediately after such issue of Additional Class A Units;

(b) CP1 shall mean the Series Seed Preferred Conversion Rate in effect immediately prior to such issue of Additional Class A Units;

(c) "A" shall mean the number of Class A Units outstanding on an as-converted basis immediately prior to such issuance of Additional Class A Units;

(d) "B" shall mean the number of Class A Units that would have been issued if such Additional Class A Units had been issued at a price per Unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Class A Units issued in such transaction.

**2.5     Voting.**  For purposes of any vote by the Members, the Series Seed Preferred Members will vote their Series Seed Preferred Units on an as-converted basis.

**2.6     Additional Capital Contributions.** Except as otherwise expressly provided in this Agreement, or as required by law, no Member shall be required or permitted to make additional Capital Contributions to the Company.

**2.7     Loans.** Except as otherwise expressly provided in this Agreement, no Member shall be required to lend any money to or for the benefit of the Company. If Company funds are insufficient to meet its costs, expenses, obligations or liabilities, or to make any expenditure authorized by this Agreement, any Member may (but shall not be required to) lend, with the consent of the Manager, all or a portion of the amount of needed funds to the Company. Any such loans shall bear interest at market rates and be repayable at the earliest possible time as determined by the Manager.

**2.8     No Withdrawal of Capital or Return of Capital Contribution.** Except as expressly set forth herein, no Member shall be entitled to withdraw any portion of such Member's Capital Account balance. No Member shall be entitled to the return of such Member's Capital Contribution.

**2.9     No Interest on Capital Account Balances.** No Member shall be entitled to receive any interest on the balance in such Member's Capital Account.

39752297v.2

**2.10 Priority of Return.** Members shall have such priority over other Members with respect to the return of their respective Capital Contributions and/or distributions or allocations of income, gain, loss, deductions, credits or items thereof, to the extent provided herein.

## ARTICLE 3
## ALLOCATIONS

**3.1 Allocations.** The Adjusted Taxable Profit and Adjusted Taxable Loss of the Company shall be allocated to the Members in accordance with **Exhibit B**.

## ARTICLE 4
## DISTRIBUTIONS

**4.1 Distributable Cash from Operations.** Subject to applicable law and any limitations contained elsewhere in this Agreement, the Managers may elect from time to time to distribute Distributable Cash to the Members, which distributions other than on dissolution of the Company shall be distributed in the following order of priority:

**(a)** first, to the Series Seed Preferred Members to the extent of Unreturned Capital, pro rata based on each Series Seed Preferred Member's Unreturned Capital, until the Unreturned Capital with respect to each Series Seed Preferred Member is zero;

**(b)** thereafter, to the Members ratably, in accordance with their respective Participating Percentage Interests.

**4.2 Distributable Cash from Capital Events.** Except as otherwise provided in Article 8, following the closing of a Capital Event, Distributable Cash from Capital Events will be distributed in the following order of priority:

**(a)** first, to the Series Seed Preferred Members to the extent of Unreturned Capital, pro rata based on each Series Seed Preferred Member's Unreturned Capital, until the Unreturned Capital with respect to each Series Seed Preferred Member is zero;

**(b)** thereafter, to the Members ratably, in accordance with their respective Participating Percentage Interests.

**4.3 Tax Distributions.** Notwithstanding anything contained in Sections 4.1 and 4.2 to the contrary, within ninety (90) days after the end of each Fiscal Year of the Company, the Manager shall, subject to the availability of Distributable Cash from Operations and/or Distributable Cash from Capital Events, as determined by the Manager in its reasonable discretion, distribute funds to each Member in an amount equal to the product of **(i)** the highest federal and state tax income tax rates for an individual residing in the State of California (taking into account offsets allowed by one (1) authority for taxes paid by the other authority) multiplied by **(ii)** the total amount of Adjusted Taxable Profit allocated to the Member for such Fiscal Year of the Company. The amount of the tax distribution provided in this Section 4.3 shall be reduced by the amount of Distributions of Distributable Cash from Operations and Distributable Cash from Capital Events received by each Member pursuant to Sections 4.1 and 4.2 during the prior Fiscal Year of the Company.

**4.4    Liquidating Distributions.** Distributions upon liquidation of the Company shall be made as described in **Section 8.3(e).**

## ARTICLE 5
## ACCOUNTING, RECORDS AND REPORTS

**5.1    Fiscal Year.** The "Fiscal Year" of the Company shall be the calendar year or such other fiscal year required by the Code or Treasury Regulations.

**5.2    Method of Accounting.** The Company's books shall be maintained utilizing the method of accounting selected by the Manager after consultation with the CPA; provided that, for purposes of making allocations and distributions hereunder, Capital Accounts, Adjusted Taxable Profits and Adjusted Taxable Losses and other items shall be determined by including the adjustments required by Treasury Regulation section 1.704-1(b) to properly maintain capital accounts thereunder.

**5.3    Books and Records; Inspection.** Proper and complete books of account of the Company's business shall be kept by the Company at its principal executive office. All such books and records shall be open to inspection by each Member and each Member's representatives at any time during normal business hours.

**5.4    Tax and Financial Reporting.**

**(a)    Tax.** No later than the due date for the Company's federal tax returns (determined with regard to extensions) for such Fiscal Year, the Manager shall cause to be delivered to each person who was a Member at any time during the Fiscal Year of the Company all information necessary for the preparation of such Member's federal income tax returns, including a statement showing such Member's share of gains, income, losses, deductions or credits for such year for federal income tax purposes and the amount of any distribution made to or for the account of such Member pursuant to this Agreement, and any information necessary for the preparation of any state income tax returns which must be filed by such Member in connection with the Company.

**(b)    Financial.** No later than the one hundred twentieth (120th) day following the end of each Fiscal Year, the Manager shall cause to be prepared and delivered to the Members with respect to such Fiscal Year a financial statement for the Company containing: **(i)** a balance sheet, **(ii)** a profit and loss statement, and **(iii)** a cash flow statement. Any such financial statement is not required to be audited.

**5.5    Taxation.**

**(a)    Elections.** The Company shall make such elections under the Code or Treasury Regulations as the Manager may choose.

**(b)    Company Tax Returns.** The Manager shall arrange for the necessary federal and state Company income and other returns to be prepared by the CPA and timely filed with the appropriate authorities. Each Member shall provide such information, if any, that may be

16

needed by the Company for purposes of preparing such tax returns, and shall make such information readily available from regularly maintained accounting records.

(c) **Tax Audits.** The Manager shall be the tax matters partner of the Company (the "Tax Matters Partner") within the meaning of Code section 6231(a)(7) with respect to federal income tax audits. The Tax Matters Partner, as an authorized representative of the Company, shall direct the defense of any claims made by the Internal Revenue Service to the extent that such claims relate to the adjustment of Company items at the Company level and, in connection therewith, to retain and cause the Company to pay the fees and expenses of counsel and other advisors chosen by the Tax Matters Partner.

## ARTICLE 6
## MANAGEMENT

### 6.1 Manager.

(a) **Management by the Manager.** Except as otherwise expressly provided herein, the sole responsibility and control with respect to the management, conduct and operation of the business and affairs of the Company shall be exercised by the Manager, which Manager shall have the exclusive authority to act for or bind the Company within the meaning of the Act except to the extent that such authority is delegated as provided in Section 6.1(b). The rights and authority of the Manager or any successor Manager to manage the Company shall be limited as provided herein.

(b) **Delegation of Authority to Executive Committee.** The Manager shall delegate all of its authority and responsibilities under this Agreement, including all of its authority and responsibilities in connection with management, conduct and operation of the business and affairs of the Company, including the power to bind the Company, to an executive committee (the "Executive Committee") comprised of no less than two members designated by the Manager after consultation with the Chief Executive Officer, and shall initially consist of Hanson Li and Osumi. Osumi shall serve as a member of the Executive Committee for so long as she remains the Chief Executive Officer of the Company. Appointment of any new members of the Executive Committee shall occur only after consultation with the Chief Executive Officer regarding such prospective new members. The Executive Committee may delegate any of its authority and responsibilities hereunder to officers or other agents of the Company on such terms and conditions as the Executive Committee deems appropriate in its sole discretion.

(c) **Resignation or Removal of the Manager.** A Manager may resign as the Manager on terms as are agreed and specified in writing by the Founding Members. Upon the termination of the membership of a Member serving as Manager, and unless the Company is dissolved pursuant to Section 8.2(d), the Manager shall be removed as the Manager of the Company and a successor Manager for the Company shall be selected by a Majority in Interest of the Members (with the removed Manager, if such Manager is a Member, abstaining from the vote).

**(d)** **Advisory Board.** The Executive Committee shall establish and maintain at all times during which any Series Seed Preferred Units remain outstanding an advisory board (the "Advisory Board"), which shall consist of at least one member that is a Series Seed Preferred Member (or representative thereof if an entity) and such other members as the Executive Committee shall designate. The specific responsibilities and membership criteria for the Advisory Board will be established by the Executive Committee.

**6.2** **Authority of the Manager.**

**(a)** **General.** Except as provided in Section 6.2(b) regarding matters reserved directly for the Members, the Manager shall be authorized to take all actions on behalf of the Company and is hereby irrevocably granted the authority to carry out all such actions, and execute all documents or instruments necessary or desirable in the opinion of the Manager to facilitate the business and purposes of the Company, including without limitation, the following matters:

A. Implementing and carrying out the purposes of the Company as provided in Section 1.3;

B. Managing the operation and conduct of the Company Business;

C. Acquiring and disposing of assets of the Company and all decisions with respect thereto;

D. Borrowing any money on behalf of, or in the name of the Company, utilizing Company property as security for any loans, obligating the Company as guarantor, endorser, surety or accommodation party, or otherwise pledging the credit of the Company in any way;

E. Determining the terms of contracts or subcontracts between the Company and any Member or Affiliate; provided that such terms must be fair and reasonable. The terms of any such transaction, contract or subcontract shall be deemed conclusively to be fair and reasonable if such terms are no less favorable to the Company than the terms that would result from arms-length bargaining between the Company and an unaffiliated third party;

F. Determining the initial terms of, or agreeing to amend, modify or terminate any agreement to which the Company is a party;

G. Determining the level of Company reserves, and making any distributions to the Members in accordance with the terms of this Agreement;

H. Determining the need for, and manner of, curative allocations of Adjusted Taxable Profits, Adjusted Taxable Losses and other items, pursuant to Article 3;

39752297v.2

I.      Determining the amount of Distributable Cash from Operations and Distributable Cash from Capital Events;

J.      Maintaining appropriate levels of insurance for the Company; and

K.      Determining the value of the Company's assets under the circumstances provided herein.

**(b)     Actions Requiring Members' Approval.** In addition to any other approval rights expressly granted to Members hereunder or reserved to the Members under the Act, the following acts require the prior written approval of the Executive Committee and two out of three of the Founding Members:

A.      Except as otherwise provided herein, amendment of this Agreement;

B.      Determination of the terms of resignation of the Manager; and

C.      Dissolution of the Company pursuant to Section 8.2(b).

**(c)     Series Seed Preferred Member Approval.** Notwithstanding any other provision of this Agreement, so long as at least 5,815 Series Seed Preferred Units are outstanding, the Company shall not, and the Manager shall not, on behalf of the Company, without the consent of a Majority In Interest of the Series Seed Preferred Members:

**(i)**     amend the Articles of Organization, this Agreement or any other constitutive document of the Company, provided that, no consent of any Series Seed Preferred Member shall be required to amend this Agreement to reflect permitted Transfers, additional Capital Contributions, withdrawals, adjustments to Units, or admissions of additional members in accordance with the terms hereof;

**(ii)**     take any action that adversely effects the rights, preferences or privileges of the Series Seed Preferred Units;

**(iii)**     commence any Liquidating Transaction (including any merger, consolidation, sale or other transaction that is deemed to be a Liquidating Transaction);

**(iv)**     authorize, create or issue any equity securities (or any security that is convertible into or exercisable for any equity security) having rights, preferences or privileges senior to or on parity with the Series Seed Preferred Units;

**(v)**     repurchase or redeem any Units (other than for the lesser of cost or fair market value in connection with the repurchase of Class B Units);

**(vi)**     make any distributions, other than operational distributions and mandatory tax distributions made in accordance with this Agreement;

**(vii)**     pay compensation or benefits (of any kind, including guaranteed payments) to a Manager in excess of $250,000 per year; or

**(viii)** enter into any transaction or agreement above $25,000, outside the ordinary course of business, between the Company or any of its Affiliates, on the one hand, and the Company's officers, Managers or holders of Units, on the other, unless specifically permitted by this Agreement.

**6.3    Compensation and Reimbursement of Members.** Except as expressly provided in this Section 6.3 or otherwise in this Agreement, and except as set forth in any Services Agreement, option or Unit award agreement, or terms of employment, no Member or Affiliate shall be entitled, outside of the ordinary course of business, to fees, compensation or reimbursement from the Company.

**(a)    Fees.** Members or their Affiliates shall be entitled to receive compensation from the Company as determined by the Manager (subject to Section 6.2(a)(iii)) or as follows:

**(i)**    All or any portion of the services required in connection with the operation of the Company Business, including, serving as a chef, general or operations manager, server, sales and marketing and related activities, may in the sole discretion of the Manager be performed by a Founding Member or any of its managers or member, or other Member, any of their Affiliates or any other party selected by the Manager, in each case at rates which the Executive Committee determines would be paid to unrelated third parties performing similar services in the general geographic area of the Business Premises, as applicable. All amounts payable to any such Person who is a Member and Service Provider shall be treated for all purposes as guaranteed payments within the meaning of Code section 707(c), and shall in no event be charged to such Member's Capital Account, or treated as Adjusted Taxable Profits or a distribution by the Company under this Agreement.

**(ii)    Class B Members.**

A.    **Engagement of Class B Member.** Any Service Provider admitted to the Company pursuant to Section 7.4(a) as a Class B Member shall be entitled to receive compensation and be subject to such other terms (including the vesting of such Person's Interest as a Class B Member hereunder) as are determined by the Executive Committee to be appropriate and reflected in a separate agreement with such Person (the "Services Agreement"), and shall be subject to the Option to purchase the vested portion of such Class B Member Interest as provided in Section 7.2, or as otherwise provided in such Services Agreement, upon the occurrence of any of the events set forth in such Services agreement. All amounts payable to a Class B Member as a Service Provider shall be treated for all purposes as guaranteed payments within the meaning of Code section 707(c), and shall in no event be charged to such Class B Member's Capital Account, or treated as Adjusted Taxable Profits or a distribution by the Company under this Agreement.

B.    **Mandatory Code section 83(b) Election.** Any Class B Member who is issued a Membership Interest that is subject to vesting hereby agrees to make a timely election under Code section 83(b) with the Internal Revenue Service upon receipt of such Interest.

**(b)** **Reimbursement for Costs and Expenses**.

**(i)** The Company shall pay and reimburse any Member for **(A)** all reasonable out-of-pocket costs and expenditures approved in advance in writing by the Manager and paid to third parties and incurred by such Member on behalf of the Company, and **(B)** those costs incurred by the Founding Members in connection with the organization of the Company.

**(ii)** In addition to the reimbursement in **clause (i)** above, the Founding Members shall be entitled to reimbursement for any Company-related costs incurred prior to formation of the Company.

**6.4** **Liability of the Manager, Executive Committee, and Members**.

**(a)** **Exculpation of Members and Others.** To the maximum extent permitted by law, no Member, Manager, or member of the Executive Committee, nor any their agents, shareholders, partners, members, other beneficial owners, officers, directors, or employees, or their respective Affiliates (individually, an "Indemnitee") shall be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any act or omission performed or omitted **(i)** in good faith on behalf of the Company, **(ii)** in a manner reasonably believed by such Indemnitee to be within the scope of the authority granted to such Indemnitee by this Agreement or by the Manager or Executive Committee, and **(iii)** in a manner not constituting fraud, gross negligence, bad faith or willful misconduct, or a knowing violation of law.

**(b)** **Indemnification of the Manager, Members, Executive Committee, and Others by the Company.** To the maximum extent permitted by law, the Company shall indemnify, protect, defend and hold harmless each Indemnitee from and against all losses and liabilities of any nature, including any and all claims or threats thereof, expenses and liabilities or threats thereof (including, without limitation, attorneys' fees and costs of investigation and defense relating to the Company), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, investigative, or administrative, in which an Indemnitee may be involved as a party or otherwise, arising out of or incidental to the Company Business or affairs of the Company or acting as a Manager, Member, or member of the Executive Committee, or an agent of any of the foregoing, regardless of whether the Indemnitee continues to be a Manager, Member, member of the Executive Committee, unless such claim, expense or liability is caused by an act or omission performed or omitted by the Indemnitee other than in good faith on behalf of the Company, in a manner not reasonably believed by such Indemnitee to be within the scope of the authority granted to such Indemnitee by this Agreement, or in a manner constituting willful misconduct or fraud. Expenses incurred by an Indemnitee in defense or settlement of any claim that may be subject to indemnification may be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount to the extent that it shall be determined by the Manager in the Manager's reasonable discretion ultimately that such Indemnitee is able to repay such amounts under such circumstances, including the provision of such security or assurance of repayment as reasonably requested by the Manager.

21

**(c)      Guaranty of Company Obligations**. No Manager, Member, member of the Executive Committee or officer shall be required to guaranty any obligations of the Company. In conjunction with any guaranty obligations voluntarily made by any such Person for the benefit of the Company, the Company agrees to and shall indemnify, protect, defend and hold harmless such Person against any and all claims, demands, damages, losses, liabilities, fines, penalties, fees, liens, costs and expenses, including attorneys' fees, suffered or incurred by such Person on account of the guaranty; except that, there shall be no obligation to provide the foregoing indemnification which was suffered or incurred on account of or in connection with that Member's fraud, bad faith or willful misconduct.

**6.5      Time Devoted to Company; Other Activities.**

**(a)      Time Devoted to Company.** The Manager shall devote such time to the Company as the Manager determines in its sole discretion is reasonably necessary to conduct the Company Business.

**(b)      Other Activities.** Except as provided below, nothing in this Agreement shall be deemed to restrict in any way the right of the Members, the Manager and its managers and members, and their Affiliates to conduct any other business or activity whatsoever, and the Members, the Manager and its managers and members, and their Affiliates shall not be accountable to the Company with respect to that business or activity, provided that **(i)** such conducting of other business or activity does not directly compete with the Company Business and the purpose of the Company (as defined in Section 1.3); **(ii)** the Members, Manager and its managers or members, and their Affiliates' participation in any other business or activity does not interfere with the performance of any of such Person's duties and responsibilities under this Agreement or other agreement with the Company; and **(iii)** such participation in any other business or activity does not violate any term or provision of this Agreement. With regard to clause **(i)** of this Section 6.5(b), the term "directly compete with the Company Business and the purpose of the Company" shall mean being engaged on a management level in a business enterprise which conducts and operates an ice cream business which provides the same style and concept of ice cream as any then-existing Company Business conducted by the Company within a five (5)-mile radius of any then-existing Business Premises. To the extent an activity, venture or transaction is so permitted under this Section 6.5(b), neither the Company nor any other Member has any right in or to such other transactions, ventures or activities or to the income or proceeds derived therefrom, and the Company and each other Member hereby waives any and all rights and claims which the Company or such other Member may otherwise have against a Member or Manager and its managers and members and their Affiliates as a result of such activities. The foregoing notwithstanding, it is expressly agreed that any advisory or consulting work, independent catering, or unaffiliated chef work conducted by a Member or Manager or any Affiliates will not be deemed to violate the prohibition on competition set forth in this **Section 6.5(b)** provided that, any such activity does not interfere with the performance of that Member's duties and responsibilities to the Company hereunder. Subject to the foregoing restrictions, the organization of the Company shall be without prejudice to a Member's right to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom.

**6.6      Bank Accounts and Investment of Company Funds.** The Manager shall cause accounts to be maintained in a bank selected in its sole discretion. Only the Manager, its authorized

39752297v.2

representatives or its designee(s) shall be permitted to withdraw funds from the Company accounts. All amounts in Company accounts shall be and remain the property of the Company, and shall be received, held and disbursed for the purposes specified in this Agreement. There shall not be deposited in any of said accounts any funds other than funds belonging to the Company, and no other funds shall in any way be commingled with such funds. The Manager may in its discretion cause Company funds to be invested in such investments, as it deems appropriate.

## ARTICLE 7
## THE MEMBERS

**7.1    Transfers of Member Interests.**

**(a)    Series Seed Preferred Members.**  Except with respect to a Series Seed Permitted Transfer, no Series Seed Preferred Member may Assign or Transfer all or any portion of such Member's Interest in the Company, except, subject to the conditions and restrictions set forth in Section 7.1(e), with the prior written consent of the Manager, which will not be unreasonably withheld or delayed. Upon satisfaction of such condition, a permitted assignee shall become entitled to receive the assigning Member's share of Adjusted Taxable Profits, Adjusted Taxable Losses and other items pursuant to Article 3 and such Member's share of distributions pursuant to Article 4. An assignee shall not be a Member, and shall not be entitled to vote or to the other rights of a Member, other than the right to receive allocations of Adjusted Taxable Profits, Adjusted Taxable Losses and other items, and distributions, and the assigning Member shall not cease to be a Member or be relieved of any of its obligations hereunder, in each case, unless the assignee is admitted to the Company as a substituted Member as provided in Section 7.1(e)(vi).

**(b)    Class A Members.**  Except with respect to a Class A Permitted Transfer, no Class A Member may Assign or Transfer all or any portion of such Member's Interest in the Company, except, subject to the conditions and restrictions set forth in Section 7.1(e), with the prior written consent of the Manager, which consent is in the sole and absolute discretion of the Manager. Upon satisfaction of such condition, a permitted assignee shall become entitled to receive the assigning Member's share of Adjusted Taxable Profits, Adjusted Taxable Losses and other items pursuant to Article 3 and such Member's share of distributions pursuant to Article 4. An assignee shall not be a Member, and shall not be entitled to vote or to the other rights of a Member, other than the right to receive allocations of Adjusted Taxable Profits, Adjusted Taxable Losses and other items, and distributions, and the assigning Member shall not cease to be a Member or be relieved of any of its obligations hereunder, in each case, unless the assignee is admitted to the Company as a substituted Member as provided in Section 7.1(e)(vi).

**(c)    Class B Members.** Except with respect to a Class B Permitted Transfer or as otherwise agreed to by the Company in any Services Agreement, award agreement or other agreement between such Class B Member and the Company, no Class B Member may Assign or Transfer, all or any portion of such Member's Interest in the Company, except, subject to the conditions and restrictions set forth in Section 7.1(e), with the prior written consent of the Manager, which consent is in the sole and absolute discretion of the Manager. Upon satisfaction of such condition, a permitted assignee shall become entitled to receive the assigning Member's share of Adjusted Taxable Profits, Adjusted Taxable Losses and other items pursuant to **Article 3** and such Member's share of distributions pursuant to **Article 4**. An assignee shall not be a Member,

23

and shall not be entitled to vote or to the other rights of a Member, other than the right to receive allocations of Adjusted Taxable Profits, Adjusted Taxable Losses and other items, and distributions, and the assigning Member shall not cease to be a Member or be relieved of any of its obligations hereunder, in each case, unless the assignee is admitted to the Company as a substituted Member as provided in Section 7.1(e)(vi).

        **(d)**     **Founding Members.** Except as expressly provided in this Section 7.1(b), a Founding Member may Transfer all or any portion of its Membership Interests, whether to a Person intended to be a Founding Member or other type of Member only with the prior written consent of the Manager, which shall not be unreasonably withheld, conditioned or delayed; provided that a Founding Member may, without the foregoing consent but subject to the requirements under Section 7.1(c), make a Founding Member Permitted Transfer. A permitted assignee shall become entitled to receive the assigning Member's share of Profits, Losses and other items pursuant to Article 3 and such Member's share of distributions pursuant to Article 4. An assignee shall not be a Member, and shall not be entitled to vote or to the other rights of a Member, other than the right to receive allocations of Profits, Losses and other items, and distributions, and the assigning Member shall not cease to be a Member or be relieved of any of its obligations hereunder, in each case, unless the assignee is admitted to the Company as a substituted Member as provided in Section 7.1(e)(vi).

        **(e)**     **Conditions to, and Restrictions on, Transfer.** Any Transfer described in **Section 7.1(a)**, including a Series Seed Preferred Permitted Transfer, Class A Permitted Transfer, Class B Permitted Transfer and a Founding Member Permitted Transfer, shall only be permitted if the following conditions are satisfied:

        **(i)**     the Transfer is accomplished in a non-public offering in compliance with this Agreement and with, and exempt from registration and qualification requirements of, all federal and state securities laws;

        **(ii)**     the transferor bears all reasonable costs of the Company, the Manager and the other Members in connection with the Transfer;

        **(iii)**     the transferee concurrently with such Transfer executes an agreement agreeing to be bound by the terms and conditions of this Agreement and to fully assume the obligations thereunder of the transferor with respect to the portion of the Interest being Transferred, and the transferee and transferor execute any other instruments relating to the Transfer reasonably required by the Manager;

        **(iv)**     the Transfer does not result in a default under, or breach of, any obligation contained in any agreement or governmental license to which the Company, or the transferor or any Member is a party;

        **(v)**     either **(A)** the Company determines after consultation with qualified tax counsel that the transfer will not cause the Company to terminate under Code section 708(b) or any successor provision of the Code, or **(B)** the Manager consents in writing to waive this requirement; and

**(vi)** the transferee may not be substituted as a Member of the Company unless such substitution has been consented to in writing by the Manager, which consent shall not be unreasonably withheld.

**(f)** **Bona Fide Offer.** If a Member wishes to Transfer any or all of the Member's Interest in the Company pursuant to a Bona Fide Offer (as defined below), the Member shall give notice to the Manager at least thirty (30) days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the consideration for the Membership Interest is other than cash, the Company shall establish the fair value in dollars of the consideration in good faith. For the purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of the purchase from an offeror who is ready, willing and able to consummate the purchase and who is not an Affiliate of the selling Member. For thirty (30) days after the notice is given, the Company shall have the right to purchase the Membership Interest offered, on the terms offered by the Bona Fide Offer, for the price stated in the Bona Fide Offer (including the dollar value of any non-cash consideration). If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the Series Seed Preferred Members for an additional thirty (30) day period, beginning on the day that the Company's right to purchase expires. If the Series Seed Preferred Members do not exercise the right to purchase all of the remaining Membership Interest, then, with respect to the portion of the reminaing Membership Interest that the Series Seed Preferred Members do not elect to purchase, that right shall be given to the other Members for an additional thirty (30) day period, beginning on the day that the Series Seed Preferred Members' right to purchase expires. Each of the Series Seed Preferred Members or other Members, as applicable, shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Series Seed Preferred Members' Units or Member's Units, as applicabe, bears to the total Units of all Series Seed Preferred Members or the other Members, as applicable, who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member. If the Company, the Series Seed Preferred Members and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may thereafter, on the terms and conditions stated in the Bona Fide Offer, sell or exchange that Membership Interest to the offeror named in the Bona Fide Offer.

**(g)** **Corresponding Changes to Agreements.** If, pursuant to the provisions of this **Article 7**, a Member Assigns or Transfers in whole or in part, any of such Member's Interest in a permitted manner, then this Agreement shall be amended by the Manager to reflect such transfers, and no further consent of any existing Member shall be required to effect such amendment.

**(h)** **Prohibited Transfers.** Any purported disposition of all or any portion of a Member's Interest not in accordance with this Section 7.1 shall be null and void, and of no effect whatsoever.

39752297v.2

**7.2 Options to Purchase Member Interests.** In addition to any repurchase rights with respect to the Interest of any Class B Member pursuant to any services agreement or other agreement between the Company and such Class B Member, an option ("Purchase Option") to purchase the Interest in the Company of a Member ("Affected Member") shall arise in favor of the Company on the occurrence of any of the events listed in Section 7.2(a) with respect to such Affected Member and must be exercised, if at all, within one hundred eighty (180) calendar days after receipt **(i)** by the Manager (except in the event the Manager is the Affected Member) of actual knowledge of the occurrence of the event or **(ii)** in the case that the Manager is the Affected Member, by one or more of the Founding Members of actual knowledge of the occurrence of the event (in either case, the "Option Period").

(a)     **Option Events.**

(i)     The Bankruptcy of a Member.

(ii)     Levy upon such Affected Member's Interest under a writ of execution which writ is not discharged within ninety (90) days, or sale of such Interest under any legal process.

(iii)     Sale or other Transfer (or purported sale or Transfer) by the Affected Member of its Interest in the Company except as provided by, and in full compliance with, the terms of this Agreement.

(iv)     With respect to any Class B Member, breach of such Class B Member's representation contained in Section 7.6(j).

(b)     **Exercise of Options.** A Purchase Option arising under this Section 7.2 may only be exercised as to all of the Interest of the Affected Member and shall be exercised by delivery no later than the last day of the Option Period to the Affected Member of a written notice of the election to exercise the Purchase Option. The Manager shall determine in its sole discretion whether a Purchase Option pursuant to this Section 7.2 will be exercised. Notwithstanding the foregoing, in the event that the Manager is the Affected Member, an Option arising under this Section 7.2 shall be exercised by delivery no later than the last day of the Option Period to the Manager of a written notice of the election of the Company to exercise the Purchase Option, which election shall be made by a vote of a Majority in Interest of the Members (excluding the Units held by the Manager) voting as a group.

(c)     **Notification.** If any of the events described in Section 7.2(a) occurs with respect to an Affected Member, the Company shall cause prompt written notification of such event to be delivered to the Affected Member, indicating the first and last days of the Option Period. In the event the Affected Member is the Manager, the Company shall cause prompt written notification of such event to be delivered to all Members, indicating the first and last days of the Option Period.

(d)     **Value of Interest and Option Price.**

(i)     **Price of Interest.** The purchase price of the Affected Member's Interest ("Option Price") shall equal one hundred percent (100%) of the amount which the

26

Affected Member would receive if the Company's properties were sold at the Company's Fair Market Value, and the proceeds distributed in accordance with Section 8.3(e), assuming creditors are paid and reasonable reserves for contingencies established in accordance with Section 8.3(e)(i).

        **(ii)**    **Costs; Binding Effect.** Each Member hereby agrees that a determination of the Fair Market Value as described in Section 7.7 shall be a valid, fair and fully acceptable valuation of its Interest in the Company and waives, to the full extent permitted by law, any right to the provision of a bond or other security for the amount payable to it in accordance with this Section 7.2, as such amount may be reduced in accordance with applicable law.

        **(e)**    **Method of Payment.** The Company shall purchase the Affected Member's Interest for the Option Price, at the election of the Manager, or, in the event that the Manager is the Affected Member, a Majority in Interest of the Members (excluding the Units held by the Manager) voting as a group, either entirely in cash, or by promissory note of the Company. Any such note shall have a term no longer than five (5) years, provide for payment of interest at the applicable federal rate established under Code section 1274(d) and contain such other reasonable terms as determined by the Manager, or, in the event that the Manager is the Affected Member, a Majority in Interest of the Members (excluding the Units held by the Manager) voting as a group. The closing of such purchase shall occur within sixty (60) days after the date the purchase price has been finally determined pursuant to Section 7.2(d)(i).

        **(f)**    **Failure to Close.** If the Company has exercised a Purchase Option as set forth in this Section 7.2 but fails to complete closing of the purchase of the Affected Member's Interest for any reason, none of the Members or the Company shall have any further liability to the Affected Member as a result of a failure to complete such closing.

        **7.3**    **No Withdrawal Without Consent.** No Member may withdraw from the Company or receive payment for such Member's Interest without the prior written consent of the Manager, which consent and the terms and conditions of any such consent, is in the sole and absolute discretion of the Manager.

        **7.4**    **Admission of Additional Members.** Except as expressly provided in this **Article 7**, including, without limitation, this Section 7.4, no additional members may be admitted to the Company without the prior written consent of the Manager.

        **(a)**    **Admission of Key Persons as Class B Members.** So long as the aggregate issued and outstanding Class B Membership Interests held by Service Providers comprise fifteen percent (15%) or less of the aggregate issued and outstanding Units (the "Management Incentive Pool"), if the Executive Committee determines that it is in the best interests of the Company to hire any key Person as a Service Provider and, as an incentive to attract any such key Person, to offer such key Person an Interest as a Class B Member or an option to acquire a Class B Membership Interests, such key Person may be admitted as a Class B Member with the rights and subject to the obligations of a Class B Member hereunder on terms and conditions (excluding dilutive effect on which shall be pro rata based on the aggregate set aside Units) determined by the Executive Committee; provided that any proposed issuance of a Class B Membership Interest or option to acquire a Class B Member Interest that (assuming all options are exercised) would cause the

27

aggregate issued and outstanding Class B Member Interests to exceed fifteen percent (15%) of the aggregate issued and outstanding Units, then any such issuance thereof (including dilutive effect of such issuance) shall be subject to the prior written consent of a Majority in Interest of the Members voting as a group. If so approved, the Manager shall determine in its sole discretion the terms and conditions of such issuances (excluding dilutive effect).

(b)     **Admission of Other Additional Members.** If the Manager determines, in its sole discretion, that additional funds are needed to support the operation or expansion of the Company, additional members may, subject to the terms and conditions of this Section 7.4(b), be admitted to the Company as Members for additional contributions of capital to the Company. Such terms and conditions are as follows:

(i)     The Manager shall first offer to the existing Members of the Company at that time for a period of not less than thirty (30) days ("Offer Period") the Interests in the Company ("Offered Interests") proposed to be issued to potential additional members on the same terms and conditions which such Interests will be offered to such Persons. During the Offer Period, the existing Members may elect to acquire some or all of the Offered Interests as they agree, or if they cannot agree, pro rata based on the aggregate Units of the existing Members desiring to acquire some or all of the Offered Interests; provided that the foregoing will not apply to any Excluded Issuances. Any Offered Interests which are not acquired by the existing Members during the Offer Period may be offered to Persons who are not Members following expiration of the Offer Period on the same terms and conditions as offered to the existing Members.

(ii)     Following the issuance of the additional Units to the existing Members or new Members pursuant to Section 7.4(b)(i) above, the Membership Interests of each of the Members shall be adjusted to reflect such Member's new Membership Interest in the Company, taking into consideration the new Units issued. The admission of any such additional members must be approved by the Manager.

(c)     **Amendment of this Agreement.** This Agreement shall be amended to reflect the admission of additional members and/or the issuance of additional Interests in the Company to existing Members pursuant to this Section 7.4 and the terms and conditions of such admission and/or issuance, and no further consent of any existing Member shall be required to effect such an amendment. Notwithstanding the foregoing, this Agreement may not be amended at any time in a manner that would material diminish a Member's economic or legal rights as a holder of Units, without such Member's prior written approval.

7.5     **Voting Rights of Members; Limitation of Liability of Members.**

(a)     **Limitation on Voting Rights.** No Member shall have any voting, approval or consent rights other than those rights expressly set forth in this Agreement.

(b)     **Meetings and Voting Procedures.** Meetings and voting procedures for the Members shall occur in accordance with the provisions of the Act.

(c)     **Limitation of Liability of Members.** Except as required by applicable law, the liability of each Member in such Member's capacity as a Member of the Company for the losses, debts and obligations of the Company shall be limited to the unpaid Capital Contributions such Member is required to make to the Company pursuant to this Agreement, and such Member's share of any undistributed assets of the Company.

**7.6    Securities Law and Other Representations.** Each Member, by executing this Agreement, hereby represents and warrants to the Company and to the Manager, that such Member:

**(a)**    is aware that the acquisition of his/her/its Interest in the Company has not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or registered or qualified under the securities laws of any state;

**(b)**    is acquiring his/her/its Interest in such Member's own name and solely for such Member's own account (or for a trust account if a trustee) and not for the account of any other Person;

**(c)**    is acquiring such Member's Interest for the purpose of investment only, and not with a view to or for sale in connection with any distribution of such Interest;

**(d)**    understands that resale, pledge, assignment or other transfer of such Member's Interest ("Disposition") is limited by this Agreement and in any event may not be effected unless the Disposition is registered and qualified under applicable securities laws, or is eligible for an exemption from registration and qualification, and that no undertaking has been made with regard to registering or qualifying such Interest in the future;

**(e)**    understands that any certificate or other document which evidences his/her/its Interest in the Company shall bear restrictive legends stating that the Interest evidenced therein has not been registered under the Securities Act of 1933 or qualified under any state securities laws;

**(f)**    either is capable of evaluating, through such Member's own knowledge and experience in financial and business matters or through the financial and business experience of such Member's professional advisor, who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, the merits and risks of this investment and of protecting his/her/its own interests in connection with this investment; or, has a preexisting personal or business relationship with the Company or one or more of the Founding Members or controlling Persons;

**(g)**    is able to bear the economic risk of the loss of such Member's Interest;

**(h)**    has not seen or received any advertisement or general solicitation with respect to the sale of the Interest;

**(i)**    acknowledges that the Company has given such Member the opportunity a reasonable time prior to purchase of an Interest to ask questions of, and receive answers from, the Company concerning the Company and the terms and conditions of the offering, and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense necessary to verify the accuracy of the information furnished by the Company. To the

29

extent that such Member availed itself of that opportunity, such Member has received from the Company satisfactory information and answers;

(j)    acknowledges that the Company and the Manager are relying on the foregoing representations.

7.7    **Determination of Fair Market Value.** The fair market value of Units of the Company means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for Units in an arm's length transaction, as determined by agreement of the Executive Committee on an annual basis and at such other times as determined by the Executive Committee (the "Fair Market Value"). In the event that the Executive Committee cannot agree on the Fair Market Value of the Units, the Fair Market Value shall be determined by a certified independent third party appraiser selected by agreement of the Executive Committee. In the event the Executive Committee cannot agree on the selection of a certified independent third party appraiser, each member of such Committee will select a certified independent third party appraiser and the appraisers so selected will be instructed to recommend a third appraiser to perform the Fair Market Value appraisal of the Units hereunder. The determination of Fair Market Value shall be valid until the earlier of (i) one (1) year from the date of such valuation, or (ii) the next determination of the Fair Market Value.

7.8    **Tag-Along.**

(a)    Notwithstanding anything to the contrary contained in this Agreement, if the holders of a majority of the then issued and outstanding Membership Interests (the "Selling Members") and a majority of the Series Seed Preferred Units, voting separately, shall determine to sell or exchange (in a business combination, merger or other similar transaction with respect to the Company, but excluding any such transaction with respect to the Selling Members or any of their Affiliates) all or any portion of their Membership Interests (the "Offered Membership Interests") in a bona fide arms-length transaction (a "Sale") to a third party who is not an Affiliate of the Selling Members (a "Buyer"), the Selling Members shall promptly deliver to each other Member (the "Remaining Members") written notice (the "Option Notice") setting forth in detail the circumstances of such Sale including, without limitation, the name and address of the proposed transferee and the proposed consideration to be paid to the Selling Members. Each Remaining Member shall have the right and option to participate with the Selling Members in such Sale upon the terms described in the Option Notice by delivering written notice of its desire to so participate to the Selling Members within ten (10) days after the date of the Option Notice (the "Reply Period"). Each Remaining Member shall be entitled to include all, but not less than all, of its proportionate share of the Offered Membership Interests to be sold in the proposed transaction, subject to the terms and conditions thereof.

(b)    If none of the Remaining Members elect to participate in a Sale, the Selling Members may sell the Offered Membership Interests to the Buyer at any time within thirty (30) days after the last day of the Reply Period; provided, that such Sale shall be made on terms no more favorable to the Buyer than the terms contained in the Option Notice and; provided, further, that such Sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to Transfers occurring under this Article 7. In the event that the Offered Membership Interests are not sold to such Buyer in accordance with the terms of the preceding sentence, the Membership Interests shall again become subject to all of the conditions and restrictions of this Article 7.

**7.9    Drag-Along.** Notwithstanding anything to the contrary contained in this Agreement, if the Selling Members and a majority of the Series Seed Preferred Units, voting separately, shall determine to sell or exchange (in a business combination, merger or other similar transaction with respect to the Company, but excluding any such transaction with respect to the Selling Members or any of their Affiliates) all, but not less than all, of the Membership Interests of the Company in a Sale to a Buyer, upon ten (10) days written notice from the Selling members, which notice shall include reasonable details of the proposed sale or exchange including the proposed time and place of closing and the consideration to be received by the Selling Members (such notice being referred to herein as the "Sale Request"), the Remaining Members shall be obligated to, and shall (i) sell, transfer and deliver, or cause to be sold, transferred and delivered, to such Buyer all of such Remaining Member's Membership Interests upon the terms set forth in the Sale Request, (ii) at the closing, deliver appropriate assignment documents conveying to the Buyer such Membership Interests, free and clear of all claims, liens and encumbrances, (iii) if Member approval of the transaction is required, vote in favor thereof, and (iv) approve, execute and deliver any and all documents, certificates and instruments, related to the consummation of the contemplated transaction, which documents, certificates and instruments are on terms and conditions substantially the same as those being executed and delivered by the Selling Members; provided, that such obligations will only apply to the Series Seed Preferred Members so long as the proceeds of such Sale are distributed in accordance with the requirements applicable to a Liquidating Transaction under this Agreement.

**ARTICLE 8**
**DISSOLUTION AND TERMINATION**

**8.1    No Termination.** Except as expressly provided in this Agreement, no Member shall have the right, and each Member hereby agrees not to dissolve, terminate or liquidate the Company. No Member shall have the right, and each Member hereby agrees not to petition a court for the dissolution, termination or liquidation of the Company except as such rights are provided in this Agreement or are available under applicable law notwithstanding any agreement herein to the contrary.

**8.2    Events of Dissolution.** The Company shall be dissolved upon the first to occur of the following:

**(a)**    The affirmative vote of the Manager, if the Manager is a Founding Member, and two out of three of the other Founding Members; or written approval of the Manager, and if the Manager is not a Founding Member, three out of four of the other Founding Members but only on the effective date of dissolution specified by such Members at the time of such approval;

**(b)**    Sale, condemnation or involuntary transfer of all or substantially all of the assets of the Company; provided that, this Section 8.2(b) shall not cause the dissolution of the Company if part of the consideration received by the Company in connection with any such event includes deferred payment obligations and the Manager determines to keep the Company in existence for the sole purpose of collecting amounts payable under such obligations and

31

distributing such amounts in accordance with the terms of this Agreement, upon the satisfaction of which obligations, the Company shall dissolve;

(c) The death, withdrawal, Bankruptcy or Disability of the Manager, which for purposes of the initial Manager shall mean the Disability of Hanson Li, unless within ninety (90) days after the occurrence of any such event, the Founding Members and a Majority in Interest of the Members voting as a group, agree in writing to continue the business of the Company and select a new Manager of the Company;

(d) Notwithstanding the agreement to the contrary, entry of a decree of judicial dissolution under the Act.

No other act with respect to any Member shall cause the dissolution of the Company. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the Company's Articles of Organization have been canceled and the assets of the Company have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company, as aforesaid, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

**8.3    Procedures Upon Dissolution.**

(a)    **General.** In the event the Company dissolves, it shall commence winding up pursuant to the appropriate provisions of the Act and the procedures set forth in this Section 8.3.

(b)    **Control of Winding Up.** The winding up of the Company shall be conducted under the direction of the Manager or if dissolution of the Company is caused by an event described in Section 8.2(c), a Person selected by a Majority in Interest of all remaining Members voting as a group (the Manager or such Person, the "Liquidator").

(c)    **Manner of Winding Up.** The Company shall engage in no further business following dissolution other than that necessary for the orderly winding up of the business and distribution of assets. The maintenance of offices shall not be deemed a continuation of the business for purposes of this Section 8.3(c). Upon dissolution of the Company, the Liquidator shall determine the time, manner and terms of any sale or sales of Company property pursuant to such winding up; provided however, liquidation of the Company assets shall be carried out as promptly as is consistent with obtaining fair value therefor.

(d)    **Profits and Losses.** Each Member shall continue to share Adjusted Taxable Profits, Adjusted Taxable Losses and other items after the dissolution of the Company and during the period of winding up of the Company's business in the same manner as described in **Article 3**. For purposes of **Article 3**, it shall be assumed that distributions following dissolution of the Company shall occur as provided in Section 4.2.

(e)    **Application of Assets.** In the case of a dissolution of the Company, the Company's assets shall be applied as follows:

**(i)** **Creditors.** First, to payment of the liabilities of the Company owing to third parties, including Affiliates of the Members, and to Members. After payment of any such known liabilities, the Liquidator shall set up such reserves as it deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserves may be paid over by the Liquidator to an escrow holder or trustee, to be held in escrow or trust for the purpose of paying any such contingent or unforeseen liabilities or obligations, and, at the expiration of such period as the Liquidator may deem advisable, such reserves shall be distributed to the Members or their assigns in the manner set forth in Section 8.3(e)(ii).

**(ii)** Members. Second, to and among the Members in accordance with Section 4.2.

**8.4** **Right to Possess Assets.** In the event a Member dissolves the Company in violation of Section 8.1, the other Members shall have the right to a distribution in kind of the assets of the Company, provided that they also pay such defaulting Member the amount, which such Member would have received under Section 8.3(e)(ii).

**8.5** **No Recourse.** If distributions pursuant to Section 8.3(e)(ii) are insufficient to return to any Member the full amount of such Member's Capital Account, such Member shall have no recourse against any other Member. No Member shall have any obligation to restore a deficit in such Member's Capital Account either on liquidation of the Company or liquidation of such Member's Interest in the Company.

**8.6** **Termination of Company.** Upon the completion of the liquidation of the Company and the distribution of all Company assets, the Company's affairs shall terminate and the Liquidator shall cause to be executed and filed a certificate of cancellation of the Company's Articles of Organization, as well as any and all other documents required to effect the termination of the Company, under the Act.

## ARTICLE 9
## MISCELLANEOUS PROVISIONS

**9.1** **Disclaimer of Agency.** Except as expressly provided herein, this Agreement shall not appoint any Member as the legal representative or agent of any other Member, nor shall any Member have the right or authority to assume, create or incur any liability or obligation, express or implied, against, in the name or, or on behalf of any other Member.

**9.2** **Power of Attorney.** Each Member including any additional or substituted member with respect to any such Member, by the execution of this Agreement, irrevocably constitutes and appoints the Manager with full power of substitution, as such Member's true and lawful attorney, in such Member's name, place and stead, to make, execute, acknowledge, deliver, file and record the following:

**(a)** Any instrument which may be required to be filed or may properly be filed in connection with the formation or continued operation of the Company under the laws of the State of California, or any other jurisdiction in which the Company does business;

39752297v.2

**(b)** Any Fictitious Business Name Statement or similar statement as may be required for the Company;

**(c)** Any and all amendments or modifications of the instrument hereinabove described in Sections 9.2(a) or 9.2(b) above; and

**(d)** All documents, amendments and instruments that may be necessary or appropriate to effectuate the admission of a substituted or additional Member, as otherwise provided herein, or the dissolution and termination of the Company pursuant to the terms of this Agreement. It is expressly understood and agreed by each Member that the foregoing power of attorney is coupled with an interest, that such appointment is irrevocable, and that such power of attorney will survive the death, incapacity or dissolution of such Member and the Transfer by such Member of the whole or any portion of the Member's Interest.

**9.3    Amendment.** Subject to Section 6.2, this Agreement may be amended only with the prior written consent of the Manager and a Majority in Interest of the Members affected by any such amendment, voting as a group; provided that, no consent of any Member shall be required to amend this Agreement to reflect permitted Transfers, additional Capital Contributions, withdrawals, adjustments to Units, or admissions of additional members in accordance with the terms hereof.

**9.4    Notices.** Any written notice or communication to any of the Members required or permitted under this Agreement shall be deemed to have been duly given and received **(a)** on the date of service, if served personally or sent by facsimile or e-mail transmission (with appropriate confirmation of receipt) to the party to whom notice is to be given, or **(b)** on the third day after mailing, if mailed by first class registered or certified mail, postage prepaid, and addressed to the party to whom notice is to be given at the address stated opposite its name below or at the most recent address specified by written notice given to the other Members, or **(c)** on the next day if sent by a nationally recognized courier for next day service and so addressed and if there is evidence of acceptance by receipt. Notices to the Company shall be similarly given, and addressed to it at its principal place of business.

**Manager:**        SALT PARTNERS HS, LLC
                    885    South    Van    Ness    Avenue,
                    San        Francisco,        CA        94110
                    Attn:   Hanson Li

**Members:**        At the addresses listed in **Exhibit A** attached hereto.

**9.5    Successors and Assigns.** Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the Members and their respective successors and assigns.

39752297v.2

**9.6     Entire Agreement.** This Agreement, together with all Exhibits and any Service Agreements, award agreements, or terms of employment with respect to any Service Provider, constitutes the complete agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior communications between the parties.

**9.7     Counterparts.** This Agreement may be executed in any number of counterparts, all of which together shall for all purposes constitute one agreement.

**9.8     Severability.** If any provision of this Agreement is held invalid for any reason, the same shall be deemed severed from the remainder hereof and shall in no way affect or impair the validity of this Agreement or any other portion hereof, and this Agreement shall otherwise remain in full force and effect.

**9.9     Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of California.

**9.10     Arbitration.** The parties hereto agree that any controversy, claim or dispute that cannot be settled by discussions between the parties shall be finally settled by binding arbitration conducted by and through Judicial Arbitration and Mediation Services, Inc. ("JAMS") in accordance with JAMS' then effective rules and procedures. The arbitration shall be conducted in San Francisco or by mutual agreement of the parties, wherever else is most convenient for a rapid resolution of the matter. The proceedings shall be conducted by JAMS by a single neutral and impartial arbitrator, selected in accordance with the rules and procedures of JAMS. Notwithstanding anything in this **Section 9.10** to the contrary, in the event of such an arbitration, the parties shall not conduct discovery in order to ensure a rapid resolution of the matter. The arbitrator's award shall be final and binding on the parties, who specifically renounce any judicial review of the award, and agree that judgment on the award may be entered in any court having jurisdiction over the parties or their assets.

**9.11     Recitals; Exhibits.** The **Recitals** set forth in the introductory paragraphs hereof and all **Exhibits** attached hereto are incorporated herein by this reference and made a part hereof.

[Signature page follows.]

39752297v.2

**IN WITNESS WHEREOF**, the parties have executed this Agreement as of the date first hereinabove set forth.

**FOUNDING MEMBERS:**

SALT PARTNERS HS, LLC. a California limited liability company

By: _____

Hanson Li

JAKE GODBY, an individual

By: _____ Jake Godby

SEAN VAHEY, an individual

By: _____ Sean Vahey

LINDA GODBY, an individual

By: _____ Linda Godby

**CLASS B MEMBERS**:

Yu Jeane Osumi, an individual

By: _____ Yu Jeane Osumi

# EXHIBIT A
## MEMBERS ADDRESSES, CAPITAL CONTRIBUTIONS AND UNITS

### Founding Members:

| Name and Address | Capital Account as of the Effective Date | Class A Units |
|---|---|---|
| Salt Partners HS, LLC<br>885 South Van Ness Avenue<br>San Francisco, CA 94110 | $85.00 | 85,000 |
| Linda Godby<br>3672 Kay Drive<br>Zanesville, OH 43701-1114 | $5.00 | 5,000 |
| Jake Godby<br>1813 15th Street<br>San Francisco, CA 94103 | $20,005.00 | 6,700 |
| Sean Vahey<br>3969 19th Street #1<br>San Francisco, CA 94114 | $5.00 | 5,000 |

### Class B Members

| | | |
|---|---|---|
| Yu Jeane Osumi<br>388 Beale Street, #902<br>San Francisco, CA 94105 | $0 | 2,393 |

Series Seed Preferred Members

| | | |
|---|---|---|
| Salt Capital I LP | $62,641.98 | 851.70 |
| Yu Jeane and Ichiro Osumi | $42,267.12 | 574.67 |
| Nicole Sermier and Franco Tapia | $56,301.37 | 765.49 |
| Carey and Noah Wintroub | $56,279.45 | 765.19 |
| Alex Yang | $168,213.70 | 2,287.08 |
| The Theodore and Christina Kuh Revocable Trust | $112,076.71 | 1,523.82 |

39752297v.2

| | | |
|---|---|---|
| Christopher Tan and Julia Rosa Tan Revocable Trust | $28,002.74 | 380.73 |
| Nicholas Yu | $40,277.03 | 547.62 |
| Hugo Ou | $55,753.42 | 758.04 |
| Purvi Mody and Ajit Jain | $55,424.66 | 753.57 |
| Nimble Ventures LLC | $133,493.15 | 1,815.01 |
| Rapper's Delight Ventures LLC | $80,095.89 | 1,089.00 |
| Christopher Tan and Julia Rosa Tan Revocable Trust | $26,698.63 | 363.00 |
| Yu Jeane and Ichiro Osumi | $37,824.89 | 514.28 |
| Dennis B. Phelps Jr. Revocable Living Trust (6/5/2014) | $600,000.00 | 6,526.20 |
| Nimble Ventures LLC | $235,000.00 | 2556.10 |
| Rapper's Delight Ventures LLC | $125,000.00 | 1359.63 |
| The Theodore and Christina Kuh Revocable Trust | $25,000.00 | 271.00 |

Class A Members

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**EXHIBIT B**

**Limited Liability Company Agreement of Humphry Slocombe Group, LLC**

**Capital Accounts; Allocations of Adjusted Taxable Profit and Adjusted Taxable Loss**

1.      ***Defined Terms.*** For purposes of this **Exhibit B** and this Agreement, the following capitalized terms have the respective meanings ascribed to them:

*"Adjusted Capital Account Balance"* shall mean with respect to any Member, such Member's Capital Account balance maintained in accordance with this Agreement, as of the end of the relevant Fiscal Year or other allocation period, after giving effect to the following adjustments:

(a)      increase such Capital Account by any amounts that such Member is obligated to restore pursuant to any provision of this Agreement, is treated as obligated to restore pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c), or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)      decrease such Capital Account by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4) through (d)(6).

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulation Sections 1.704-1(b)(2)(ii)(d) and 1.704-2 and shall be interpreted consistently therewith.

*"Adjusted Taxable Profit"* and *"Adjusted Taxable Loss"* mean, as to any transaction or fiscal period, the taxable income or loss of the Company for United States federal income tax purposes, and each item of income, gain, loss or deduction entering into the computation thereof, with the following adjustments:

(a)      Any tax-exempt income or gain of the Company that is not otherwise taken into account in computing Adjusted Taxable Profit or Adjusted Taxable Loss shall be deemed to increase the amount of such taxable income or decrease the amount of such loss;

(b)      Any expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code (or treated as such) and not otherwise taken into account in computing Adjusted Taxable Profit or Adjusted Taxable Loss shall decrease the amount of such taxable income or increase the amount of such loss; and

(c)      In the event the Gross Asset Value of any Company asset is adjusted, (i) the amount of such adjustment (including an adjustment resulting from a distribution of such asset but excluding an adjustment resulting from a contribution of such asset) shall be taken into account in the same manner as gain or loss from the disposition of such asset for purposes of computing Adjusted Taxable Profit or Adjusted Taxable Loss, (ii) gain or loss resulting from any disposition of such asset with respect to which gain or loss is recognized for United States federal income tax purposes shall be computed by reference to the Gross Asset Value of such asset, and (iii) in lieu of the cost recovery or similar deductions taken into account with respect to any asset with a Gross Asset Value which differs from its adjusted basis under the Internal Revenue Code, such deductions shall be an amount equal to the Depreciation with respect to such asset.

"*Company Minimum Gain*" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d) and (g)(3).

"*Depreciation*" means, for each Fiscal Year of the Company or other period, an amount equal to the depreciation, depletion, amortization or other cost recovery deduction allowable under the Internal Revenue Code with respect to an asset for such Fiscal Year or other period; *provided, however,* that if the Gross Asset Value of an asset differs from its adjusted basis for United States federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the United States federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and *provided further* that if the United States federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"*Gross Asset Value*" means, with respect to any asset, such asset's adjusted basis for United States federal income tax purposes, except as follows:

(a)     the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for a Membership Interest in the Company, including, without limitation, in connection with the withdrawal of a Member; (iii) the grant of a Membership Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by a new or existing Member acting in a Member capacity or in anticipation of becoming a Member; (iv) in connection with the issuance by the Company of a noncompensatory option (other than an option for a de minimis interest); and (v) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) through (iv) of this sentence shall not be made if the Manager determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(b)     the Gross Asset Value of any Company asset (other than cash) distributed in kind to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution, as determined by the Manager;

(c)     the initial Gross Asset Value of any asset contributed to the Company shall be adjusted to equal its gross fair market value at the time of its contribution, as determined by the Manager; and

(d)     the Gross Asset Value of Company assets shall otherwise be determined or adjusted, in the discretion of the Manager, as required or permitted for purposes of maintaining Capital Accounts under relevant Treasury Regulations.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a), (c) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Adjusted Taxable Profit or Adjusted Taxable Loss and as otherwise required by Treasury Regulation Section 1.704- 1(b)(2)(iv)(g).

*"Member Nonrecourse Debt"* has the same meaning as the term "partner nonrecourse debt" set forth in Treasury Regulation Section 1.704-2(b)(4).

*"Member Nonrecourse Debt Minimum Gain"* means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

*"Member Nonrecourse Deductions"* has the same meaning as the term "partner nonrecourse deductions" in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

*"Nonrecourse Deductions"* shall have the meaning set forth in Treasury Regulation Sections 1.704-2(b)(1) and 1.704-2(c).

*"Nonrecourse Liability"* shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

*"Treasury Regulations"* means the United States income tax regulations, including temporary regulations, promulgated under the Internal Revenue Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

**2.      *Capital Accounts.*** A capital account shall be maintained for each Member (a "Capital Account") that shall be:

(a)     increased by (i) any Capital Contributions made to the Company by such Member pursuant to this Agreement and (ii) any amounts in the nature of income or gain allocated to the Capital Account of such Member pursuant to this **Exhibit B** based on such Member's ownership of Membership Interests;

(b)     decreased by (i) the cash and fair market value of other property distributed to the Member and (ii) any amounts in the nature of loss or expense allocated to the Capital Account of such Member pursuant to this **Exhibit B** based on such Member's ownership of Membership Interests; and

(c)     otherwise adjusted in accordance with this Agreement and for such other matters as the Manager may reasonably determine appropriate, in all events in accordance with applicable provisions of the Internal Revenue Code and Treasury Regulations.

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3. *General Allocations.*

    (a)    General Application. The rules set forth below in this Section 3 shall apply for the purposes of determining each Member's allocable share of the items of income, gain, loss or expense of the Company comprising Adjusted Taxable Profit or Adjusted Taxable Loss for each Fiscal Year or other period, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Member's Capital Account to reflect these general and special allocations. For each Fiscal Year or other period, any required special allocations in Section 4 of this **Exhibit B** shall be made immediately prior to the general allocations of Section 3(b) of this **Exhibit B**.

    (b)    General Allocations. The items of income, expense, gain and loss comprising Adjusted Taxable Profit or Adjusted Taxable Loss for a Fiscal Year or other period, shall be allocated among the Members during such Fiscal Year or other period in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year or other period to equal the difference of:

    (i)    the hypothetical distribution (if any) that such Member would receive if, on the last day of the Fiscal Year or other period, (A) all Company assets, including cash, were sold for cash equal to their Gross Asset Values, as determined by the Manager, taking into account any adjustments thereto for such Fiscal Year or other period, (B) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability (within the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)), to the Gross Asset Value, as determined by the Manager, of the assets securing such liability), and (C) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full in accordance with **Section 8.3(e)**, over

    (ii)    the sum of (A) the amount, if any, which such Member is obligated (or deemed obligated) to restore to such Member's Capital Account, (B) such Member's share of the partnership minimum gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (C) such Member's share of partner nonrecourse debt minimum gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described in Section 3(b)(i) of this **Exhibit B**.

    (c)    The Manager may modify the allocations otherwise provided for in this Section 3, including by specially allocating items of gross income, gain, deduction, loss or expense among the Members, so that such modifications will cause the Capital Accounts of the Members to reflect more closely the Members' relative economic interests in the Company set forth in **Section 4.2**.

    4.    *Special Allocations.* The following special allocations shall be made in the following order:

    (a)    *Minimum Gain Chargeback.* In the event that there is a net decrease during a Fiscal Year or other period in either Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Exhibit B, each Member

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shall receive such special allocations of items of Company income and gain as are required in order to conform to Treasury Regulation Section 1.704-2.

(b)     *Qualified Income Offset.* Subject to Section 4(a) of this Exhibit B, but notwithstanding any provision of this Exhibit B to the contrary, items of income and gain shall be specially allocated to the Members in a manner that complies with the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(3).

(c)     *Deductions Attributable to Member Nonrecourse Debt.* Any item of Company loss or expense that is attributable to Member Nonrecourse Debt shall be specially allocated to the Members in the manner in which they share the economic risk of loss (as defined in Treasury Regulation Section 1.752-2) for such Member Nonrecourse Debt.

(d)     *Allocation of Nonrecourse Deductions.* Each Nonrecourse Deduction of the Company shall be allocated among the Members in the same manner as deductions that are not Nonrecourse Deductions.

(e)     *Loss Limitation.* Adjusted Taxable Losses allocated pursuant to Section 3 of this Exhibit B hereof shall not exceed the maximum amount of Adjusted Taxable Losses that can be allocated without causing any Member to have a negative Adjusted Capital Account Balance at the end of any Fiscal Year or other allocation period in which any other Member does not have a negative Adjusted Capital Account Balance.

(f)     The allocations set forth in Section 4(a) through Section 4(e) of this Exhibit B (the "Regulatory Allocations") are intended to comply with Treasury Regulation Sections 1.704-1(b) and 1.704-2 and shall be interpreted consistently with this intention. Any terms used in such provisions that are not specifically defined in this Agreement shall have the meaning, if any, given such terms in such Treasury Regulations.

(g)     If during any taxable year of the Company there is a change in any Member's Membership Interest in the Company, allocations of income or loss for such taxable year shall take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Internal Revenue Code. Any Member that is transferred a Membership Interest from another Member but not the corresponding portion of such other Member's Capital Account shall not be entitled to any allocation or distribution arising from Company operations prior to the date of such transfer, unless otherwise determined by the Manager or required by the Internal Revenue Code.

5.     *Tax Allocations.*

(a)     *Section 704(b) Allocations.* Subject to Section 5(b) and Section 5(c) of this Exhibit B, each item of income, gain, loss, or deduction for United States federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Adjusted Taxable Profit or Adjusted Taxable Loss or is specially allocated pursuant to Section 4 of this Exhibit B (a "Book Item") shall be allocated among the Members in the same proportion as the corresponding Book Item is allocated among them pursuant to Section 3 or Section 4 of this Exhibit B.

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(b)     *Section 704(c) Allocations*. In the event any property of the Company is credited to the Capital Account of a Member at a value other than its tax basis, then allocations of taxable income, gain, loss and deductions with respect to such property shall be made in a manner which will comply with Sections 704(b) and 704(c) of the Internal Revenue Code. Such allocations also shall be made by the Company to any former Member to the extent applicable, as determined by the Manager. The allocation to a Member of items of taxable income, gain, loss, and deduction of the Company also shall be adjusted to reflect any election under Section 754 of the Internal Revenue Code.

(c)     *Capital Accounts*. The tax allocations made pursuant to this Section 5 of this Exhibit B shall be solely for tax purposes and shall not affect any Member's Capital Account or share of non-tax allocations or distributions under this Agreement.

**6.     *Tax Consequences*.** The Members are aware of the income tax consequences of the allocations made by this Exhibit B and hereby agree to be bound by the provisions of this Exhibit B and this Agreement in reporting their shares of the Company's income and loss for income tax purposes.